UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2

 Royal Bank of Canada
(Name of Subject Company (Issuer))

 Royal Bank of Canada
(Filing Person)
(Name of Filing Person (Offeror))

 Depositary Shares, each representing a one-fortieth interest in a share of 5.50% Noncumulative Perpetual First Preferred Shares, Series C-1
Depositary Shares, each representing a one-fortieth interest in a share of 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2
(Title of Class of Securities)

78013G402
78013G501
(CUSIP Number of Class of Securities)

Karen E. McCarthy
Vice-President, Associate General Counsel & Secretary
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
(416) 974-2256
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

 Copy to:

Paul Guthrie Assistant General Counsel Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 (416) 974-2774	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$297,000,677.08	$29,907.97

(1)
Estimated solely for the purpose of calculating the amount of the filing fee based upon the sum of (a) the product of (i) the offered purchase price of $26 per share for Royal Bank of Canada’s Depositary Shares (the “Series C-1 Depositary Shares”), each representing a one-fortieth interest in a share of 5.50% Noncumulative Perpetual First Preferred Shares, Series C-1 (the “Series C-1 Preferred Shares”) and (ii) a maximum of 6,900,000 Series C-1 Depositary Shares, (b) the product of (i) $30 per share for Royal Bank of Canada’s Depositary Shares (the “Series C-2 Depositary Shares”), each representing a one-fortieth interest in a share of 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2 (the “Series C-2 Preferred Shares”), and (ii) a maximum of 3,900,000 Series C-2 Depositary Shares and (c) accrued but unpaid dividends on the Series C-1 Preferred Shares and Series C-2 Preferred Shares up to, but not including, the payment date.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2016 issued by the Securities and Exchange Commission on August 27, 2015, equals $100.70 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $29,907.97	Filing Party: Royal Bank of Canada
Form of Registration No.: Schedule TO	Date Filed: January 25, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTORY STATEMENT

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (the “Schedule TO”) and amended on February 2, 2016 (“Amendment No. 1”) by Royal Bank of Canada, a Canadian chartered bank (“RBC”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with RBC’s offer to purchase all of its outstanding Depositary Shares (the “Series C-1 Depositary Shares”), each representing a one-fortieth interest in a share of 5.50% Noncumulative Perpetual First Preferred Shares, Series C-1 and all of its outstanding Depositary Shares (the “Series C-2 Depositary Shares”), each representing a one-fortieth interest in a share of 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2, pursuant to the terms and subject to the offer limits and other conditions described in the Offer to Purchase, dated January 25, 2016 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”).

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, Amendment No. 1, the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on Schedule TO, Amendment No. 1 and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 2 together with the Schedule TO, Amendment No. 1, the Offer to Purchase and the Letter of Transmittal.

    Item 4.  Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired at 11:59 p.m., Eastern time, on February 22, 2016 (the “Expiration Date”). As of the Expiration Date, RBC had accepted 3,717,969 properly tendered Series C-1 Depositary Shares and 3,184,562 properly tendered Series C-2 Depositary Shares.  The expected settlement date for the offer is February 24, 2016.

The total consideration for each Series C-1 Depositary Share tendered and accepted for purchase pursuant to the offer is $26, plus $0.04 in accrued dividends. The total consideration for each Series C-2 Depositary Share tendered and accepted for purchase pursuant to the offer is $30, plus $0.08 in accrued dividends. The aggregate total consideration, including accrued dividends, payable by RBC for the Depositary Shares accepted for purchase will be approximately $193 million. The foregoing consideration amounts assume that the settlement date for the offer will be February 24, 2016.

A copy of the press release announcing the expiration and final results of the Offer is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(5)(B)	Press Release, dated February 23, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROYAL BANK OF CANADA

By:	/s/ James Salem
Name: James Salem
Title: Executive Vice-President and Treasurer

Date:  February 23, 2016

EXHIBITS

(a)(1)(A)	Offer to Purchase, dated January 25, 2016*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 25, 2016*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 25, 2016*
(a)(1)(E)	Text of Letter to Holders of Depositary Shares of RBC, dated January 25, 2016*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Press Release, dated January 25, 2016*
(a)(5)(B)	Press Release, dated February 23, 2016
(b)	Not applicable
(c)	Not applicable
(d)(1)	By-laws of Royal Bank of Canada, dated March 31, 2006 (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by Royal Bank of Canada with the SEC on November 6, 2007)
(d)(2)
Deposit Agreement for Series C-1 Preferred Shares, dated November 2, 2015 (incorporated by reference to the Registration Statement on Form 8-A filed by Royal Bank of Canada with the SEC on October 30, 2015)

(d)(3)
Deposit Agreement for Series C-2 Preferred Shares, dated November 2, 2015 (incorporated by reference to the Registration Statement on Form 8-A filed by Royal Bank of Canada with the SEC on October 30, 2015)

(d)(4)
Form of Provisions Attaching to 5.50% Non-Cumulative Perpetual First Preferred Shares, Series C-1 of Royal Bank of Canada (incorporated by reference to the Registration Statement on Form
8-A filed by Royal Bank of Canada with the SEC on October 30, 2015)

(d)(5)
Form of Provisions Attaching to 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2 of Royal Bank of Canada (incorporated by reference to the Registration Statement on Form 8-A filed by Royal Bank of Canada with the SEC on October 30, 2015)

(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

* Previously filed as an exhibit to RBC’s Tender Offer Statement on Schedule TO filed with the SEC on January 25, 2016.